EXHIBIT 11.1

COMPUTATION OF EARNINGS (LOSS) PER SHARE
(UNAUDITED)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

For the three months ended	Income/(Loss)	Shares	Per-share
March 31, 2000	(Numerator)	(Denominator)	Amount

	(Restated)		(Restated)
Loss available to common shareholders before cumulative effect of accounting change	$(820,992)	26,345,353	$(0.03)

Cumulative effect of accounting change	(226,000)	—	(0.01)

Loss available to common shareholders	$(1,046,992)	26,345,353	$(0.04)
Effect of dilutive securities — employee and producer stock options (1)	—	—	—

Diluted loss per share	$(1,046,992)	26,345,353	$(0.04)

For the three months ended March 31, 1999
Income available to common shareholders	$2,793,748	26,395,692	$0.11

Effect of dilutive securities — employee and producer stock options	—	1,017,398	(0.01)

Diluted earnings per share	$2,793,748	27,413,090	$0.10

(1)	The diluted share base for the three months ended March 31, 2000 excludes incremental shares of 2,293,365 related to employee and non-employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company's net losses incurred during 2000.